

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 3, 2017

Via Email
Mr. Tim Makowski, Controller
Advanced Drainage Systems, Inc.
4640 Trueman Boulevard
Hilliard, Ohio 43026

      Re: **Advanced Drainage Systems, Inc.**
                Form 10-K for the year ended March 31, 2016
                Filed September 15, 2016
                Form 10-K/A for the year ended March 31, 2016
                Filed January 10, 2017
                File No. 1-36557

Dear Mr. Makowski:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Terence O'Brien *for*

                    John Cash
                    Branch Chief - Office of
                    Manufacturing & Construction